Sub-Item 77D - Policies with Respect
 to Security Investments			Y

 Change to Principal Investment Strategy
 - Aetna Variable Fund
	Reduced emphasis on international stocks, real estate securities and fixed income securities.


Sub-Item 77Q1 - Exhibits     Y

(b) 	Text of Proposal:
Change to Principal Investment Strategy
  - Aetna Variable Fund amended its investment strategy to reduce emphasis on international stocks, real estate securities and fixed income securities.